

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
David P. Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

      Re: **Sonic Automotive, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 24, 2011
             File No. 1-13395

Dear Mr. Cosper:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Andrew Mew

                                Andrew Mew
                                Accounting Branch Chief

cc: Greg Young, Vice President of Finance